Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 24, 2009, relating to the consolidated and combined financial statements of CPEX Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph describing that prior to the separation of CPEX Pharmaceuticals, Inc. from Bentley Pharmaceuticals, Inc., CPEX Pharmaceuticals, Inc. was comprised of the assets, liabilities and operations of the drug delivery business of Bentley Pharmaceuticals, Inc., and included allocations from Bentley Pharmaceuticals, Inc.) appearing in the Annual Report on Form 10-K of CPEX Pharmaceuticals, Inc. for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 18, 2009